Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

August 31, 2020

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Sergio Chinos

Re:	Parallel Flight Technologies, Inc. Draft Offering Statement on Form 1-A Submitted June 26, 2020 File No. 024-11247

Dear Mr. Chinos:

On behalf of our client, Parallel Flight Technologies, Inc., we hereby request qualification of the above-referenced offering statement at 5 p.m., Eastern Time, on September 2, 2020, or as soon thereafter as is practicable.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/Jeffrey S. Marks/

Jeffrey S. Marks